# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SERVOTRONICS INC /DE/, CIK 0000089140
CUSIP: 817732100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1110 MAPLE ST, 1110 MAPLE ST, ELMA, New York (NY), 14059
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001193125-22-305969
Filed by CIK 0001956975
Persons authorized to receive notices and communications: Paul L. Snyder III, 450 Corporate Parkway, Suite 100, Amherst, New York (NY), 14226, (716) 316-5964

## Reporting persons
- Beaver Hollow Wellness, LLC (CIK 0001956975): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 388,745; sole dispositive power 0; shared dispositive power 388,745; aggregate amount beneficially owned 388,745 (15.2% of the class)
- Founders Software, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 388,745; sole dispositive power 0; shared dispositive power 388,745; aggregate amount beneficially owned 388,745 (15.2% of the class)
- Paul L. Snyder III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 388,745; sole dispositive power 0; shared dispositive power 388,745; aggregate amount beneficially owned 388,745 (15.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SERVOTRONICS INC /DE/
Address of issuer's principal executive offices: 1110 MAPLE ST, 1110 MAPLE ST, ELMA, New York (NY), 14059

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Prior Schedule 13D Filing is hereby replaced in its entirety as follows: The Reporting Persons acquired the shares of Common Stock of the Issuer for investment purposes. The Reporting Persons may have conversations with Issuers management and members of the board of directors and other shareholders to discuss the Reporting Persons ideas as to how the Issuer may be able to maximize product sales and development and more generally to enhance shareholder value. Except as set forth in this Item 4 none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors the Reporting Persons may in the future from time to time dispose of some or all of the securities of the Issuer beneficially owned by them and or acquire additional securities of the Issuer in the open market or otherwise or take any other actions with respect to their investment in the Issuer permitted by law including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. As the result of recent reviews of the financial performance of the Issuer the Reporting Persons intend to nominate for election to the board of the Issuer up to 4 directors.

## Signatures
- Beaver Hollow Wellness, LLC: /s/ Paul L. Snyder III, Paul L. Snyder III, Chief Executive Officer (12/26/2024)
- Founders Software, Inc.: /s/ Paul L. Snyder III, Paul L. Snyder III, Chairman (12/26/2024)
- Paul L. Snyder III: /s/ Paul L. Snyder III, Paul L. Snyder III (12/26/2024)